Exhibit 99.1

ReTo Eco-Solutions, Inc. to Hold Its Annual Meeting of Shareholders at Its Headquarters on December 23, 2025 Beijing Time

BEIJING, CHINA – November 13, 2025 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), today announced that it plans to hold its 2025 Annual Meeting of Shareholders (the “Meeting”) on December 23, 2025 (Beijing Time). Shareholders as of the record date, close of business on November 19, 2025, will be entitled to vote at the Meeting.

The Meeting time and location, the proposals for the shareholders to consider at the Meeting and other information of the Meeting will be set forth in the Company’s proxy statement for the Meeting to be filed with the Securities and Exchange Commission (the “SEC”) at a later date.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its operating subsidiaries in China, is engaged in the research and development, manufacture and sales of ecological environment protection equipment and intelligent equipment. The Company provides consultation, design, implementation and installation of its equipment and related parts, as well as engineering support and technical advice and services. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the SEC discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc